                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                        INSpire Insurance Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    457732105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 17, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 2 of 11 pages
--------------------                                       ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,257,650
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,257,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,257,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.61%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 3 of 11 pages
--------------------                                       ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,257,650
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,257,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     1,257,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     6.61%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 4 of 11 pages
--------------------                                       ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,257,650
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,257,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,257,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.61%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 5 of 11 pages
--------------------                                       ---------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,257,650
  OWNED BY
    EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,257,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,257,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.61%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 6 of 11 pages
--------------------                                       ---------------------

            The following  statement  constitutes  the Schedule 13D filed by the undersigned (the "Statement").

Item 1.                 Security and Issuer.
                        -------------------

                This Statement  relates to the common stock,  par value $.01 per share ("Common Stock"),  of INSpire Insurance  Solutions,  Inc. (the "Company"),
whose principal executive offices are located at 300 Burnett Street, Fort Worth,
Texas 76102-2799.

Item 2.                 Identity and Background.
                        -----------------------

            Items  2(a),  2(b) and  2(c)  This  Statement  is  jointly  filed by
Newcastle Partners,  L.P., a Texas limited partnership ("NP"), Newcastle Capital
Group,  L.L.C., a Texas limited  liability  company ("NCG"),  Newcastle  Capital
Management,  L.P.,  a  Texas  limited  partnership  ("NCM"),  and  Mark  Schwarz
(together with NP, NCG and NCM, the "Reporting  Persons").  Because Mark Schwarz
is the managing  member of NCG,  which is the general  partner of NCM (with Mark
Schwarz,  NCG and NCM,  hereinafter  referred to as the "Controlling  Persons"), which in turn is the  general  partner of NP,  the  Controlling  Persons  may be deemed,  pursuant  to Rule  13d-3 of the  Securities  Exchange  Act of 1934,  as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP. The Reporting  Persons are filing this joint Statement,  as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this  filing  nor  anything  contained  herein  shall be deemed to be an admission by the Reporting Persons that such a group exists.

            As stated  above,  Mark Schwarz is the  managing  member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal  place of business for each of the Reporting Persons is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

            Item 2(d) During the last five years,  none of the Reporting Persons have been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            Item 2(e) During the last five years,  none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f) Mark Schwarz is a citizen of the United States.

Item 3.                 Source and Amount of Funds or Other Consideration.
                        -------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by NP was approximately  $107,313,  all of which was obtained from NP's working  capital.  Neither Mr. Schwarz,  NCG nor NCM directly owns any shares of Common Stock.

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 7 of 11 pages
--------------------                                       ---------------------

Item 4.                 Purpose of Transaction.
                        ----------------------

            The Reporting  Persons purchased the shares of Common Stock based on the belief that the Common Stock, at current market prices,  was undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities,  and the availability of shares of
Common Stock at desirable prices, the Reporting Persons may endeavor to increase their  position in the Company  through,  among other  things,  the  purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.

            The  Reporting  Persons  may,  from time to time,  evaluate  various alternatives  that they might consider in order to influence the  performance of the Company and the  activities of the Board of Directors.  Depending on various factors,  the Reporting  Persons may take such actions as they deem  appropriate including,  without limitation,  engaging in discussions with management and the
Board of Directors of the Company, including the surviving operations and future plans of the  Company,  communicating  with other  shareholders,  seeking  Board representation, offering to acquire the Company, making proposals to the Company
concerning  the  capitalization  and  operations  of  the  Company,   purchasing
additional  shares of Common  Stock or  selling  some or all of their  shares of
Common  Stock or to change their  intention  with respect to any and all matters referred to in Item 4.

            Except as set forth herein or such as would occur upon completion of any of the actions  discussed above, no Reporting Person has any present plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Company.
                        -------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the  Reporting  Persons is based upon  19,012,008  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Company's  Annual Proxy  Statement as filed with the Securities and Exchange
Commission on December 10, 2001.

            (a) As of the filing date of this Statement,  NP beneficially  owned
1,257,650  shares  of  Common  Stock,  representing  approximately  6.61% of the
Company's issued and outstanding Common Stock.

            NCM, as the general partner of NP, may be deemed to beneficially own the  1,257,650  shares of Common Stock  beneficially  owned by NP,  representing approximately 6.61% of the issued and outstanding Common Stock of the Company.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to  beneficially  own the 1,257,650  shares of
Common Stock beneficially owned by NP,  representing  approximately 6.61% of the issued and outstanding Common Stock of the Company.

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 8 of 11 pages
--------------------                                       ---------------------

                 Mark  Schwarz,  as the  managing  member  of NCG,  the  general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 1,257,650 shares of Common Stock  beneficially  owned by
NP, representing  approximately 6.61% of the issued and outstanding Common Stock of the Company.

            (b) By virtue of his position with NP, NCG and NCM, Mark Schwarz has the sole power to vote and  dispose of the shares of Common  Stock  reported  in this Statement.

            (c)  Schedule A annexed  hereto  lists all the  transactions  in the
Company's Common Stock during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of the Common Stock.

            (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships
                With Respect to Securities of the Company.
                ---------------------------------------------------------------

                Other  than  as  described  herein,   there  are  no  contracts,
arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons or any other  person,  with respect to the  securities of the
Company.

Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

(a)         Joint Filing  Agreement dated as of July 26, 2002 among NP, NCG, NCM and Mark Schwarz.

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 9 of 11 pages
--------------------                                       ---------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2002                     NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                         its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                         its general partner

                                         By: /s/ Mark Schwarz
                                             -------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                         its general partner

                                         By: /s/ Mark Schwarz
                                             -------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark Schwarz
                                             -------------------------------
                                             Mark Schwarz, Managing Member

                                         /s/ Mark Schwarz
                                         -----------------------------------
                                         MARK SCHWARZ

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 10 of 11 pages
--------------------                                       ---------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D dated  July 26,  2002
(including  amendments  thereto)  with  respect to the  Common  Stock of INSpire
Insurance  Solutions,  Inc.  This Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated: July 26, 2002                     NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                         its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                         its general partner

                                         By: /s/ Mark Schwarz
                                             -------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                         its general partner

                                         By: /s/ Mark Schwarz
                                             -------------------------------
                                             Mark Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark Schwarz
                                             -------------------------------
                                             Mark Schwarz, Managing Member

                                         /s/ Mark Schwarz
                                         -----------------------------------
                                         MARK SCHWARZ

--------------------                                       ---------------------
CUSIP No. 457732105                    13D                  Page 11 of 11 pages
--------------------                                       ---------------------

                                   SCHEDULE A
            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

  Shares of Common Stock                Price Per                 Date of
         Purchased                      Share($)                 Purchase
         ---------                      --------                 --------

                            Newcastle Partners, L.P.

          889,650                        $0.09                  07-02-02
            9,000                        $0.08                  07-05-02
           37,000                        $0.08                  07-09-02
          227,000                        $0.08                  07-17-02
           63,000                        $0.09                  07-18-02
           23,000                        $0.10                  07-19-02
            9,000                        $0.10                  07-23-02